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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CLST Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
June 7, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF		1,446,470 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,446,470 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,446,470 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.9%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS: The Lion Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		898,870 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		898,870 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

898,870 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.3%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS: York Lion Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		144,200 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		144,200 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

144,200 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.7%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS: York Liquidity L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		403,400 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		403,400 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

403,400 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.9%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS: York Asset Management Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	5	SOLE VOTING POWER:

NUMBER OF		898,870 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		898,870 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

898,870 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.3%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204

1	NAMES OF REPORTING PERSONS: York GP, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		547,600 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		547,600 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

547,600 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.6%(1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 21,027,205 shares of common stock of the Issuer currently outstanding.

Item 1.
(a)	Name of Issuer CLST Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices
601 S. Royal Lane, Coppell, Texas 75019

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Liquidity L.P., a British Virgin Islands company (“York Liquidity”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”), with respect to the common stock of CLST Holdings, Inc. (the “Issuer”). S. Nicholas Walker, LFL, Lion L.P., York Liquidity, YAML, and York GP are referred to collectively herein as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is Deltec House, Lyford Cay, P.O. Box N1717, Nassau NP, Bahamas.

(c)	Citizenship

Mr. Walker is a citizen of the United Kingdom. Each of LFL and York GP is a Cayman Islands exempted company. Lion L.P. is a Cayman Islands limited partnership. YAML is a company organized in the Commonwealth of the Bahamas. York Liquidity is a British Virgin Islands company.

(d)	Title of Class of Securities

Common stock, $0.01 par value per share.

(e)	CUSIP Number 150925204.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership
The aggregate percentage of common stock of the Issuer reported owned by each of Mr. Walker, LFL, Lion L.P., York Liquidity, York GP, and YAML is based upon 21,027,205 outstanding shares of common stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2007.
LFL beneficially owns 898,870 shares of common stock of the Issuer, constituting 4.3% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 898,870 shares of common stock of the Issuer, constituting 4.3% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 144,200 shares of common stock of the Issuer, constituting 0.7% of the outstanding shares of common stock of the Issuer. York Liquidity beneficially owns 403,400 shares of common stock of the Issuer, constituting 1.9% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 547,600 shares of common stock of the Issuer (of which 144,200 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 403,400 may be deemed beneficially owned by reason of its position as general partner of York Liquidity), constituting 2.6% of the outstanding shares of common stock of the Issuer.
Mr. Walker may be deemed to beneficially own an aggregate of 1,446,470 shares of common stock of the Issuer (of which 898,870 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML (the investment manager of LFL) and 547,600 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP (the general partner of each of Lion L.P. and York Liquidity)), constituting 6.9% of the outstanding shares of common stock of the Issuer.
YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker is a potential beneficiary of a trust which owns the parent of a company that owns a 0.25% interest in York Liquidity. Other than for his beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by York Liquidity, except to the extent of his pecuniary interest in York Liquidity by reason of his position as Managing Director of York GP (the general partner of York Liquidity). Each of Lion L.P., York GP, York Liquidity, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2007

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LIQUIDITY L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit Index
1.	Joint Filing Agreement.

2.	Power of Attorney of S. Nicholas Walker.

3.	Power of Attorney of The Lion Fund Limited.

4.	Power of Attorney of York Lion Fund, L.P.

5.	Power of Attorney of York Liquidity L.P.

6.	Power of Attorney of York Asset Management Limited.

7.	Power of Attorney of York GP, Ltd.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G, dated July 6, 2007 (including amendments thereto) with respect to the common stock of CLST Holding, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13G.
Dated: July 6, 2007

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

YORK LIQUIDITY L.P.

By:	York GP, Ltd.,
General Partner

By:
/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

EXHIBIT 2
POWER OF ATTORNEY
S. NICHOLAS WALKER
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Andrew C. Walker his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent or the substitute of him, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
Dated: July 6, 2007

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

Exhibit 3
POWER OF ATTORNEY
THE LION FUND LIMITED
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 6, 2007

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit 4
POWER OF ATTORNEY
YORK LION FUND, L.P.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 6, 2007

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit 5
POWER OF ATTORNEY
YORK LIQUIDITY L.P.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 6, 2007

YORK LIQUIDITY L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

Exhibit 6
POWER OF ATTORNEY
YORK GP, LTD.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 6, 2007

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit 7
POWER OF ATTORNEY
YORK ASSET MANAGEMENT LIMITED
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13G, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: July 6, 2007

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director